

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 4, 2008

Via U.S. Mail
Mr. James Yiu
Chief Executive Officer
Osprey Ventures, Inc.
8 Hart Avenue, 15th Floor, Flat D
Tsim Sha Tsui, Kowloon
Hong Kong

> **Re: Osprey Ventures, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 25, 2008**
> **File No. 333-148625**

Dear Mr. Murray:

　　We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　/s/ Chris White

　　　　　　　　　　　Chris White
　　　　　　　　　　　Branch Chief